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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    Filing No. 1 for the month of July, 1999

                              Visible Genetics Inc.
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F |X|  Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes |_|  No |X|

--------------------------------------------------------------------------------

                              VISIBLE GENETICS INC.

On July 7, 1999, Visible Genetics Inc. (the "Company") issued a press release announcing that, Richard T. Daly has been named President and Chief Executive Officer, succeeding founder John K. Stevens, Ph.D., who will remain Chairman of the Board.

Mr. Daly, 49 years old, holds an MBA from The Harvard Business School and has 23 years of management experience in the health-care industry. Prior to joining VGI, Mr. Daly was President and Chief Executive Officer of Clinical Partners, Inc., an HIV disease-management company. Prior to his experience at Clinical Partners, Mr. Daly was President of Baxter Canada. In four years at Baxter Canada, Mr. Daly more than doubled revenue to US$300 million.

In addition, VGI announced that it is revising its accounting treatment for certain international distribution and marketing agreements entered into in the first quarter of 1999. After consultation with its auditors, PriceWaterhouseCoopers LLP, VGI has reduced its previously announced first quarter 1999 sales by $1,255,000 and expects to recognize a portion of those sales in subsequent periods. Of this reduction, $324,000 has been accounted for on the basis of lease accounting and is expected to now be recognized as revenue over four years and $192,000 will be recognized on a cash received basis. In addition, $739,000 relates to two contracts the Company has, at its option, chosen to renegotiate.

As a result of these changes, sales during the first quarter were reduced from $4,516,096 to $3,260,613; cost of sales were reduced from $2,365,282 to
$2,150,472; and net loss and net loss per share were increased from $3,293,371 ($0.35 per share) to $4,334,044 ($0.46 per share). All amounts are in United States dollars. The revised financial statements reflecting these changes are attached.

This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors that may cause the Company's results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and the Company's products and other risks detailed from time to time in the Company's SEC filings, including its prospectus dated January 4, 1999 and most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. VGI disclaims any intent or obligation to update these forward-looking statements.

The Company hereby incorporates by reference the text of this Form 6-K but not the press release attached as Exhibit 1, into the Company's Registration Statements on Form F-3 (File Nos. 333-67607 and 333-68939).

Exhibit 1. Press Release dated July 7, 1999

                              Visible Genetics Inc.
                           Consolidated Balance Sheets
                       (Unaudited, United States Dollars)

                                                   March 31         December 31
                                                     1999               1998
                                              Revised-See Note 1
                                              ------------------   ------------

ASSETS
Current assets
    Cash and cash equivalents                    $  4,282,553      $  6,165,924
    Short-term investments                          3,093,982         5,108,254
    Trade receivables                               4,529,830         4,770,796
    Other receivables                               1,314,251         1,445,820
    Net investment in sales-type lease                217,369                --
    Prepaid and deposits                              299,709           233,072
    Inventory                                       3,530,281         3,912,336
                                                 ------------      ------------

Total current assets                               17,267,975        21,636,202

Other long-term assets                                694,617                --
Fixed assets                                        4,136,769         3,877,163
Patents and licences                                2,577,923         2,269,170
                                                 ------------      ------------

                                                 $ 24,677,284      $ 27,782,535
                                                 ============      ============

LIABILITIES
Current liabilities
    Notes payable                                $  7,869,967      $  7,494,877
    Accounts payable                                3,353,233         3,985,103
    Accrued liabilities                             2,110,240         1,723,840
                                                 ------------      ------------

Total current liabilities                          13,333,440        13,203,820
                                                 ------------      ------------

SHAREHOLDERS' EQUITY
Share capital                                      47,820,045        46,412,685
Other equity                                        2,119,806         2,232,465
Cumulative translation adjustment                    (110,706)           84,822
Deficit                                           (38,485,301)      (34,151,257)
                                                 ------------      ------------

                                                   11,343,844        14,578,715
                                                 ------------      ------------

                                                 $ 24,677,284      $ 27,782,535
                                                 ============      ============

                              Visible Genetics Inc.
                      Consolidated Statement of Operations
                       (Unaudited, United States Dollars)

                                           Three months ended March 31
                                                   1999             1998
                                           Revised-See Note 1
                                           ------------------   -----------

Sales                                         $   3,260,613     $ 1,059,719
  Cost of sales                                   2,150,472         809,771
                                              -------------     -----------

Gross margin                                      1,110,141         249,948

Expenses
  Sales, general and administrative               3,163,728       2,188,259
  Research and development                        1,853,821       1,146,279
                                              -------------     -----------

                                                  5,017,549       3,334,538
                                              -------------     -----------

Loss from operations before interest             (3,907,408)     (3,084,590)

Interest income                                     113,650          82,071
Interest and financing expense                      540,286           1,574
                                              -------------     -----------

Net loss for the period                       $  (4,334,044)    $(3,004,093)

Weighted average number of common
    shares outstanding                            9,410,845       7,261,097
                                              -------------     -----------

Basic and fully diluted loss per share        $       (0.46)    $     (0.41)
                                              =============     ===========

                              Visible Genetics Inc.
                      Consolidated Statements of Cash Flows
                       (Unaudited, United States Dollars)

                                                                  Three months ended March 31
                                                                        1999             1998
                                                                Revised-See Note 1
                                                                ------------------   -----------
Cash provided by (used in)
Operating activities
    Net Loss for the period                                        $ (4,334,044)     $(3,004,093)
    Add: Items not involving cash -
       Depreciation                                                     370,333          196,412
       Amortization                                                      66,831           43,876
       Deferred compensation cost related to options granted                 --           19,435
       Non cash financing expense related to warrants granted           331,893               --
       Foreign exchange                                                  29,779          (16,667)
    Increase (decrease) from changes in -
       Trade receivables                                                  3,730          241,285
       Other receivables                                                131,569          (58,955)
       Net investment in sales-type lease                              (217,369)              --
       Prepaid and deposits                                             (66,637)         (63,720)
       Inventory                                                        382,055         (638,070)
       Other long-term assets                                          (694,617)              --
       Accounts payable                                                (788,483)         601,735
       Accured liabilities                                              386,400           (9,213)
                                                                   ------------      -----------

                                                                     (4,398,560)      (2,687,975)
                                                                   ============      ===========


Financing activities
       Common shares issued, net of expenses                          1,338,389           23,783
       Other equity issuances                                            11,438            1,841
       Short term borrowings                                                 --          778,947
                                                                   ------------      -----------

                                                                      1,349,827          804,571
                                                                   ============      ===========

Investing activities
       Marketable securities                                          2,014,272        3,997,728
       Fixed assets                                                    (629,939)        (851,095)
       Intangible assets                                               (218,971)         (81,012)
                                                                   ------------      -----------

                                                                      1,165,362        3,065,621
                                                                   ============      ===========

Increase (decrease) in cash during the period                        (1,883,371)       1,182,217
Cash, beginning of period                                             6,165,924        1,866,679
                                                                   ------------      -----------

Cash, end of period                                                $  4,282,553      $ 3,048,896
                                                                   ============      ===========

                              Visible Genetics Inc.
                  Consolidated Statements of Comprehensive Loss
                       (Unaudited, United States Dollars)

                                                 Three months ended March 31
                                                    1999               1998
                                             Revised-See Note 1
                                             ------------------    -----------
Net loss for the period                         $ (4,334,044)      $(3,004,093)

Other comprehensive income:

  Foreign currency translation adjustments          (195,528)          (17,097)

                                                ------------       -----------
Comprehensive loss for the period               $ (4,529,572)      $(3,021,190)
                                                ------------       -----------


                              Visible Genetics Inc.
                       Consolidated Statements of Deficit
                       (Unaudited, United States Dollars)

                                                 Three months ended March 31
                                                    1999               1998
                                             Revised-See Note 1
                                             ------------------    ------------
Deficit, beginning of year                     $ (34,151,257)      $(19,260,296)

Net loss for the period                           (4,334,044)        (3,004,093)

                                               -------------       ------------
Deficit, end of the period                     $ (38,485,301)      $(22,264,389)
                                               -------------       ------------

Note 1. - Visible Genetics Inc. (the "Company") has revised its accounting treatment for certain international distribution and marketing agreements entered into in the first quarter of 1999. The Company has reduced its previously announced first quarter 1999 sales by $1,255,483 and expects to recognize a portion of those sales in subsequent periods. Of this reduction, $324,483 has been accounted for on the basis of lease accounting and is expected to now be recognized as revenue over four years and $192,000 will be recognized on a cash received basis. In addition, $739,000 relates to two contracts the Company has, at its option, chosen to renegotiate.

As a result of these changes, sales during the first quarter were reduced from $4,516,096 to $3,260,613; cost of sales were reduced from $2,365,282 to
$2,150,472; and net loss and net loss per share were increased from $3,293,371 ($0.35 per share) to $4,334,044 ($0.46 per share).

In addition, the Company identified certain reclassifications between accounts in the Balance Sheet and within the Statement of Cash Flows that were also adjusted to conform to the presentation adopted in the December 31, 1998 audited financial statements.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   VISIBLE GENETICS INC.


Date: July 7, 1999             By: /s/ Jeffrey D. Sherman
                                   ----------------------------
                                   Name: Jeffrey D. Sherman
                                   Title: Vice President,  Finance and C.F.O.